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                   U.S. SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING


                                  (Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:   April 30, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                -----------------------------------------------

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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:   Items 6 and 7

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PART 1 -- REGISTRANT INFORMATION

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     Full Name of Registrant: Wellington Hall, Limited

     Former Name if Applicable:
                               ------------------------------------------------

     Address of Principal Executive Office (Street and Number): 425 John Ward Road, U.S. 29-70N
     City, State and Zip Code: Lexington, North Carolina 27292

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PART II -- RULES 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; Yes [X]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; Yes [X]

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Yes [X]

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PART III -- NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant has not received its audited financial statements for the subject fiscal year from its independent accountants. See the accountants' statement attached hereto.

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PART IV -- OTHER INFORMATION

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     (1)    Name and telephone number of person to contact in regard to this notification: Hoyt M. Hackney, Jr. - (704)249-4934

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,

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            identify report(s).

                                                       [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ] Yes     [X] No


     If so: attach an explanation of the anticipated changes, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Wellington Hall, Limited
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                    WELLINGTON HALL, LIMITED


                                    By:     Hoyt M. Hackney, Jr.
                                    ----------------------------
                                    Name:   Hoyt M. Hackney, Jr.
Date: July 26, 1996                 Title:  President







                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



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TURLINGTON AND COMPANY, L.L.P.               509 East Center Street
Certified Public Accountants                 Post Office Box 1697
                                             Lexington, NC 27293-1697
                                             Office (704) 249-6856
                                             Facsimile (704) 246-8697





                             ACCOUNTANTS' STATEMENT
                           ATTACHMENT TO FORM 12b-25


Turlington and Company, L.L.P. has not completed the financial statements for Wellington Hall, Limited to meet the filing time requirement for Form 10-K due with the U.S. Securities and Exchange Commission on July 29, 1996.

The reason for the delay by Turlington and Company, L.L.P. is due to the serious illness of the wife of the Manager in charge of the Audit for Wellington Hall, Limited. This illness has caused the Audit Manager to be unable to work in recent weeks.

It is expected that the Audit will be completed and submitted within the time period allowed for this late filing.


TURLINGTON AND COMPANY, L.L.P.


July 23, 1996